tns™

03 SEP 17 AM 7:21

BY COURIER

03032127

15th September 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the two announcements that were released to the London Stock Exchange.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 9/22

File NO: 82-4661

View Announcement

status list

03 SEP 17 AM 7:21

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		15:44 11 Sep 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest HBOS plc	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE		4. Name of the registered holder(s) and, if more than one ho number of shares held by each of them HDSL Nominees Limited 2 shares Chase Nominees a/c CMIG 796,000 shares Chase Nominees Ltd 15,700,524 shares	
5. Number of shares/amount of stock acquired Not given	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed Not given	8. Percentage of issued c N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	10. Date of transaction 9/9/03	11. Date company infor 10/9/03
12. Total holding following this notification **16,496,526**	13. Total percentage holding of issued class following this nc 3.724%	

14. Any additional information N/A	15. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET. 020 897 4655 OR 07734 044320 SOFIA BERNSAND, COMPANY SECRETARIAL ASS 0208 967 2230

Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY

Date of notification 11 SEPTEMBER 2003

END

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6740P	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	15:44 11 Sep 03	
5705P	Taylor Nelson Sofres PLC	Dividend Declaration		Released	16:09 9 Sep 03	

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 087407

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	Name of shareholder having a major interest HBOS plc
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them HDSL Nominees Limited 2 shares Chase Nominees a/c CMIG 796,000 shares Chase Nominees Ltd 15,700,524 shares

5. Number of shares/amount of stock acquired Not given	**6.** Percentage of issued class N/A	**7.** Number of shares/amount of stock disposed Not given	**8.** Percentage of issued class N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 9/9/03	**11.** Date company informed 10/9/03

12. Total holding following this notification **16,496,526**	**13.** Total percentage holding of issued class following this notification 3.724%

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320 SOFIA BERNSAND, COMPANY SECRETARIAL ASSISTANT 0208 967 2230

16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY** Date of notification 11 SEPTEMBER 2003

HBOS plc
The Mound
Edinburgh
EH1 1YZ

Taylor Nelson Sofres plc
West Gate
LONDON
W5 1UA

Date 9th September 2003

Direct Line 0131 243 5562
Fax No 0131 243 5516

For the attention of Company Secretary

Dear Sirs

Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 5p shares comprising part of the relevant share capital of Taylor Nelson Sofres plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	**Fund:**	**Number of Share Held:**	**Percentage Holding:**
HSDL Nominees Limited	N/A	2	0.000%
Chase Nominees a/c CMIG	1105	796,000	0.180%
Chase Nominees Ltd	WP	15,700,524	3.544%
Aggregate (Material) holding of HBOS group		**16,496,526**	**3.724%**

Please let us know if you require any further information. In the event of a query regarding

Yours faithfully

Kenny Melville
Company Secretarial Manager
For and on behalf of
HBOS plc

A	B	C	D	E	F	G	H
		EMPLOYEE SHARE OPTION SCHEMES					
		SHARES ALLOTTED UNDER "REVENUE APPROVED + UNAPPROVED SCHEMES"					
Commence 1 Nov 93							
Year	**Date of Issue**	**Name**	**Scheme**	**Allottee**	**Shares issued**	**Running total**	**Total**
2003	30-Jul-03	Mike Harris	S_1998 & 1999	self	475	223,945,277	442,750,536
2003	30-Jul-03	Mike Harris	S_1998 & 1999	self	1,231	223,946,508	442,751,767
2003	05-Aug-03	Various_SAYE	S_1996	self	15,937	223,962,445	442,767,704
2003	05-Aug-03	Various_SAYE	S_1998	self	8,405	223,970,850	442,776,109
2003	06-Aug-03	Robert Kron	S_1999	self	1,517	223,972,367	442,777,626
2003	02-Sep-03	Various_SAYE	S1996+S1998	self	31,252	224,003,619	442,808,878
2003	08-Sep-03	Stephen Godwin	EX98A	Caz	6,000	224,009,619	442,814,878
2003	08-Sep-03	Stephen Godwin	EX99_A	Caz	8,000	224,017,619	442,822,878
2003	08-Sep-03	Stephen Godwin	EX99_U	Caz	12,000	224,029,619	442,834,878
2003	08-Sep-03	Finn Raben	EX98_U	Caz	40,000	224,069,619	442,874,878
2003	10-Sep-03	Anna Frankland	EX98_U	Caz	21,000	224,090,619	442,895,878
2003	10-Sep-03	Anna Frankland	EX99_U	Caz	25,000	224,115,619	442,920,878
2003 total					**51,768,485**		
Grand Total					442,920,878		
					980,267	ISC, workings2003 Req	

Also recvd by fax. Draft notfn -> IP for approval 11/9/03

HBOS plc

The Mound
Edinburgh
EH1 1YZ

Taylor Nelson Sofres plc
West Gate
LONDON
W5 1UA

11 SEP 2003

Date 9th September 2003

Direct Line 0131 243 5562
Fax No 0131 243 5516

For the attention of Company Secretary

Dear Sirs

Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 5p shares comprising part of the relevant share capital of Taylor Nelson Sofres plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	**Fund:**	**Number of Share Held:**	**Percentage Holding:**
HSDL Nominees Limited	N/A	2	0.000%
Chase Nominees a/c CMIG	1105	796,000	0.180%
Chase Nominees Ltd	WP	15,700,524	3.544%
Aggregate (Material) holding of HBOS group		**16,496,526**	**3.724%**

Please let us know if you require any further information. In the event of a query regarding

Yours faithfully

Kenny Melville
Company Secretarial Manager
For and on behalf of
HBOS plc

ile NO: 82-466

nnouncement

status list

ment Details

y	Headline	Embargo	Last Update	Add Dist	Replaces
son Sofres PLC	Dividend Declaration		16:09 9 Sep 03		

ncement Text

9 September 2003

Taylor Nelson Sofres plc
Clarification of dividend timetable

tember 2003, Taylor Nelson Sofres plc announced an interim dividend of 0.95 pence per share for the six months June 2003.

d and dividend dates that were included in the press release dated 8 September are incorrect. The correct dates are:

ate: 7 November 2003

ent date: 8 December 2003

rther information, please contact:

Parks, Head of Investor Relations	+44 (0)20 8967 1584
ret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

to: janis.parks@tns-global.com

status list

03 SEP 17 AM 7:21

BY COURIER

15th September 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the Press release information regarding Making rapid progress with NFO integration.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

file no. 82-4668

03 SEP 17 AM 7:21

Taylor Nelson Sofres plc
Westgate
London
W5 1UA
United Kingdom
www.tns-global.com

Press information for release at 07.00 **8 September 2003**

Making rapid progress with NFO integration

Highlights for the six months ended 30 June 2003

Business performance	***2003***	***2002***	***Change***
Turnover including joint ventures	**£304.7m**	£296.0m	2.9%
Operating profit*	**£25.8m**	£24.5m	5.1%
Operating margin*	**8.4%**	8.3%	
Profit before tax**	**£20.7m**	£19.0m	8.9%
Adjusted earnings per share**	**3.43p**	3.38p	1.7%
Total dividend per share	**0.95p**	0.90p	5.6%

* *including joint ventures and before goodwill charges*
** *including joint ventures and before goodwill charges and finance charges related to the acquisition of NFO*

Statutory results	***2003***	***2002***	***Change***
Turnover excluding joint ventures	**£296.9**	£288.2m	3.0%
Operating profit before joint ventures and associates	**£18.7m**	£17.8m	4.6%
Profit before tax	**£13.8m**	£12.8m	7.4%
Basic earnings per share	**1.70p**	1.76p	(3.4)%

Chief Executive, Mike Kirkham, said:

"Our results for the first six months of the year reflect the group's ability to maintain underlying levels of turnover and to increase operating profit, despite the ongoing effects of a difficult economic environment on some of our markets.

"The acquisition of NFO and its merger with TNS is an important strategic step for the group. We have acquired a high quality company that fits well with our existing business. We have put significant management resource into the integration process, to ensure that we make rapid progress. This process is going well. We expect to see an improvement in market growth over the medium term, as the world economy strengthens. The enlarged group has the geographic spread and operational scale to take an increasing share of that growing market. By effectively managing the integration, we are establishing a platform from which to secure this longer-term goal.

"For the full year 2003, we anticipate that the enlarged group will achieve turnover growth in line with our expectations. In respect of the original TNS business, orders secured at the end of July were ahead of those secured by the same date in 2002 and represented over 80 per cent of our internal turnover forecast for the year. With, as anticipated, a stronger margin performance from NFO in the second half, the operating margin for the enlarged group is expected to be higher than would have been achieved by the original TNS business alone. Looking further ahead, as previously indicated, the revenue synergies arising from the merger should begin to show through progressively during 2004 and we remain on track to realise the significant benefits provided by the merger."

On 8 September, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
David Lowden, Finance Director	+44 (0)20 8967 4009
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

A webcast of the results presentation made to analysts will be available on the Investor Centre of the group's website, at www.tns-global.com, from 16.00 on Monday 8 September 2003.

Note to editors

About TNS

TNS is one of the world's leading market information groups. We provide market measurement, analysis and insight through our global network of operating companies in 70 countries. Working with national and multi-national organisations, we help our clients to develop effective business strategies and enhance relationships with their customers. In July 2003, the group completed the acquisition of NFO WorldGroup, Inc. Further information on TNS can be found on www.tns-global.com.

Pictures of management are available for the media to access and download from VisualMedia Online at www.vismedia.co.uk.

Interim Results

Taylor Nelson Sofres plc (TNS), a world leader in market information, today announces its interim results for the six months ended 30 June 2003. The acquisition of NFO WorldGroup Inc. (NFO) was completed on 10 July 2003 and has no impact on the operating results.

Turnover

On a reported basis, turnover including joint ventures increased by 2.9 per cent to £304.7 million (2002 £296.0 million). In a period that saw steady growth in the market for syndicated and continuous tracking services, but continued pressure in media intelligence and ad hoc customised, the group increased underlying turnover by 0.2 per cent in the first half, excluding the effects of acquisitions, currency and discontinued operations. Currency had a positive impact of 1.0 per cent. The contribution from 2002 acquisitions of 2.3 per cent was partially offset by discontinued operations, which had a negative impact of 0.6 per cent.

Operating profit and margin

Operating profit including joint ventures and before goodwill charges grew by 5.1 per cent to £25.8 million (2002 £24.5 million). Operating margin before goodwill charges was 8.4 per cent compared with 8.3 per cent in the corresponding period of 2002. The first half margin was impacted by a charge of £1.3 million made during the period relating to property litigation in France, where a judgement in favour of TNS was overturned on appeal. TNS is currently appealing against this decision and no further payments are anticipated.

Profit before tax

Profit before tax, goodwill charges and finance charges related to the acquisition of NFO grew by 8.9 per cent to £20.7 million (2002 £19.0 million). After these charges, profit before tax was £13.8 million (2002 £12.8 million), up 7.4 per cent.

Earnings and dividend per share

Earnings per share before goodwill charges and finance charges relating to the acquisition of NFO were 3.43p (2002 3.38p), an improvement of 1.7 per cent. Basic earnings per share were 1.70p (2002 1.76p).

The board has declared an interim dividend of 0.95p per share (2002 0.90p), up 5.6 per cent. The record date for the dividend is 8 November 2003 and the payment date is 9 December 2003.

Interest and cash performance

Net debt at 30 June 2003 was £154.4 million compared with £204.8 million at 31 December 2002. This was after receiving £50.9 million of cash, net of expenses, in respect of the placing of 39.1 million shares on 14 May 2003. The group's operating cash flow was £25.1 million (2002 £16.8 million) and £2.6 million was spent on acquisitions in the period, which related largely to the purchase of minority interests in existing subsidiaries. On 13 May 2003, TNS signed new banking facilities of £490 million in anticipation of the acquisition of NFO.

The net interest charge, excluding other finance charges, fell by two per cent to £4.9 million (2002 £5.1 million). Interest cover against EBITDA, excluding other finance charges, was 7.3x (2002 6.8x). Other finance charges were £1.0 million (2002 £0.5 million), which includes £0.7 million representing the pre-tax amount of the write-off of unamortised arrangement fees relating to debt facilities replaced as a result of the NFO acquisition, notional interest of £0.1 million (2002 £0.4 million) and further finance charges of £0.2 million (2002 £0.1 million).

The group's effective tax rate before goodwill charges was 31.5 per cent (2002 30.6 per cent). For the year as a whole, the tax rate is expected to be closer to 32.0 per cent, compared with the full year 2002 rate of 31.5 per cent.

Update on NFO

The acquisition was completed on 10 July 2003 and the group's second half results will include a contribution from NFO with effect from that date.

Management reports for NFO, under US GAAP, showed a small underlying turnover growth in the first half. Its customised businesses around the world operate in similar markets to TNS and their performance was generally in line with that of the local economic environment. NFO runs the largest access panel in the US and this operation achieved good growth. As discussed later in this release, the international healthcare market has been difficult this year and this adversely impacted NFO's operations. One of the group's integration priorities is to merge the healthcare operations of TNS and NFO into one global business and the benefits of this should begin to show through later in the year. The NFO business is expected to continue to show some increase in turnover in the second half.

As previously indicated, margin performance in the first half was below the previous year, as the business was adversely affected by a number of one-off factors. The principal of these was the impact of a prolonged disposal period. During that period senior management was distracted, there was significant uncertainty at the operational level and the business lacked the flexibility of cost management required to react appropriately to market conditions. On a regional basis, operations in Asia and Canada were impacted by SARS, and the Middle East by the Iraq war. These factors should not recur in the second half and margins are expected to return to previous levels.

Commenting on the six months' results and progress of the NFO integration, Chief Executive Mike Kirkham said:

"Our results for the first six months of the year reflect the group's ability to maintain underlying levels of turnover and to increase operating profit, despite the ongoing effects of a difficult economic environment on some of our markets.

Our markets

"The markets in which we operate showed a similar pattern in the first half of 2003 to the previous year. Clients remain committed to purchasing the information they receive from syndicated services, such as consumer panels and TV and radio audience measurement. This segment of the market, therefore, has maintained its steady growth. Continuous tracking of markets for individual clients has also been a steady growth area. Media intelligence, however, was again impacted by the weak advertising environment and by the focus of news coverage on the war in Iraq.

"Performance within the ad hoc customised market was mixed. The recent signs of an improvement in the US economy have led to an increase in enquiries in that market but it is premature to talk of a sustained recovery. Northern Europe continues to be soft but there are signs of a pick-up in parts of Southern, Central and Eastern Europe. Asia Pacific is still a growing area. Overall, we believe that the market will show low single digit growth for the year as a whole.

"While it is too early to say whether that growth will accelerate in the first half of 2004, we do expect our markets to improve as the global economy becomes more stable. We therefore continue to invest in the new products and services that will enable us to take full advantage of that improvement. With our increased emphasis on the implementation of systems that will, in particular, enhance our services to key clients, the development spend in 2003 has been more weighted to the first half than is our normal pattern.

Making rapid progress with the integration of NFO

"Having completed the acquisition of NFO in mid-July, our main focus now is on merging the two businesses as speedily and effectively as possible. The acquisition was driven by the potential for the enlarged group to grow faster and more profitably than the two separate entities. We believe it offers significant revenue and cost synergies. We have put in place a carefully planned process, supported by a global and regional management structure, that enables us to identify and achieve both types of synergy. In all cases, our emphasis is on creating value rather than simply harmonising processes and we have made significant progress in several key areas.

Creates stronger global network based on three main regions

"As we said at the time of the announcement, our first priority was to merge the two businesses in North America and Asia. In both regions, we have already implemented an operating model and made a range of senior appointments. Our original intention was to start the integration in Europe early in 2004 but, given the progress we have made elsewhere, we have now decided to bring this forward. We will integrate our European operations fully under one management structure and one brand. The integration planning is underway.

Increases focus on key accounts and specialist sectors

"We have agreed an integrated approach for the management of global key accounts across all of our sectors. This should be particularly beneficial in the fmcg area, where NFO brings to the group a number of major accounts.

"One of the sectors most strengthened by the merger is Healthcare. We have appointed a new and highly experienced CEO for this sector, which will be run as a global business, with special focus on key accounts. The immediate priority is to integrate the healthcare businesses of TNS and NFO, with particular emphasis on North America. Although the healthcare market has been difficult lately, it is expected to provide opportunities for longer-term growth. By combining the strengths of the two businesses into one effective organisation, we should be well placed to take full advantage of market developments.

Widens client base for stronger portfolio of branded solutions

"We are in the process of eliminating duplication of branded solutions to produce a stronger and more competitive portfolio for the enlarged group.

Enables rationalisation and consolidation of support activities

"With the progressive merger of the businesses at local level, we are able to streamline support activities. At the same time, we are focusing resources on improving levels of client service. For example, we have already begun to win contracts with NFO clients using TNS Info, our web portal for data delivery.

Achieving cost synergies

"Our regional integration teams have already identified a range of projects that will enable the group to deliver cost synergies and, at this early stage, we believe we are on track to achieve previously stated levels. These projects are now being prioritised, to ensure that we pursue those that will create real value and that are most immediately achievable. These projects are already delivering results. For example, two telephone call centres are being closed in the US, as we migrate our North America call centre activity to more cost-efficient facilities in Canada. We are putting additional investment into the well-established NFO data processing centre in Hyderabad, India, to allow it to handle work from the enlarged group.

Outlook

"The acquisition of NFO and its merger with TNS is an important strategic step for the group. We have acquired a high quality company that fits well with our existing business. We have put significant management resource into the integration process, to ensure that we make rapid progress. This process is going well.

"We expect to see an improvement in market growth over the medium term, as the world economy strengthens. The enlarged group has the geographic spread and operational scale to take an increasing share of that growing market. By effectively managing the integration, we are establishing a platform from which to secure this longer-term goal.

"At the same time, the group's specialist sector expertise, value added insights and analysis, together with its portfolio of leading branded solutions are providing competitive advantage, enabling TNS to differentiate itself within the market.

"For the full year 2003, we anticipate that the enlarged group will achieve turnover growth in line with our expectations. In respect of the original TNS business, orders secured at the end of July were ahead of those secured by the same date in 2002 and represented over 80 per cent of our internal turnover forecast for the year. With, as anticipated, a stronger margin performance from NFO in the second half, the operating margin for the enlarged group is expected to be higher than would have been achieved by the original TNS business alone.

"Looking further ahead, as previously indicated, the revenue synergies arising from the merger should begin to show through progressively during 2004 and we remain on track to realise the significant benefits provided by the merger."

REVIEW OF OPERATING ACTIVITIES

TURNOVER

In the first six months of 2003, turnover including joint ventures grew by 2.9 per cent to £304.7 million. On an underlying basis, (ie excluding the effect of acquisitions, currency and discontinued operations) revenue grew by 0.2 per cent. Currency had a positive impact of 1.0 per cent. The contribution from 2002 acquisitions of 2.3 per cent was partially offset by discontinued operations, which had a negative impact of 0.6 per cent.

Commentary in this section refers only to the original TNS business and does not include any contribution from NFO.

Regional performance

	6 months to 30 June		Change	
	2003 £m	**2002 £m**	**Reported %**	**Underlying %**
UK	**60.3**	61.0	(1.2)	(0.8)
France	**57.4**	53.6	7.0	0.2
Rest of Europe	**90.1**	85.2	5.9	(2.1)
Europe	**207.8**	199.8	4.0	(1.1)
Americas	**70.4**	70.5	(0.1)	0.9
Asia Pacific	**26.5**	25.7	2.8	10.4
Total	**304.7**	296.0	2.9	0.2

Europe

In the UK, Consumer Panels continued to deliver steady growth and, in relatively flat market conditions, consumer customised was stable. Telecoms performed strongly, largely driven by increased activity with key accounts. Healthcare showed an underlying decline due to a lower level of international projects and Media Intelligence continued to be weak, particularly in news monitoring. With most sectors expected to show improvement in the second half, the UK should reflect some underlying growth for the full year.

France achieved slight underlying growth, despite a strong comparative in the first half of 2002, which benefited from election activity as well as a number of early project completions. The Consumer sector was boosted by a strong performance from panels and a pick-up in customised work. Difficult conditions in the advertising market continued to impact Media Intelligence turnover. The group's ability to provide clients with internationally consistent data helped TNS in France to secure multi-country tracking studies in a number of its specialist sectors and the country is expected to see further growth in the second half.

Within the Rest of Europe, the picture was mixed. Growth was achieved in Southern Europe, driven by customised as well as syndicated activities in Spain. Russia continued to do well across all sectors. Operations in Germany and Northern Europe were impacted by economic problems in those areas. With this pattern expected to continue into the second half, underlying performance by the Rest of Europe is anticipated to be flat for the full year.

Americas

The group's custom business in the US continued its outperformance of the market, with underlying growth of almost 4 per cent in a market that is thought to have seen little or no growth overall. This was primarily driven by strong growth in Consumer, IT and Telecoms. The group's internet capabilities and branded solutions are being used to win and retain clients; tracking contract wins using branded solutions increased significantly in the first half. Key account management activities have also resulted in more business with larger clients, particularly in IT/Telecoms. With an encouraging level of proposal activity, the group's custom activities in the US should continue to outperform the market for the year as a whole.

While market factors continued to exert some pressure on the group's Media Intelligence business in the US, TNS is investing in a number of product enhancements to deliver competitive advantage and position the group to perform better as the market picks up.

The Americas region is expected to show stronger growth in the second half.

Asia Pacific

Asia Pacific continued to perform strongly, delivering underlying growth of 10.4 per cent. Revenue growth was achieved notwithstanding SARS, which primarily affected the group's activities in Singapore, China and Hong Kong. Good progress was made across all sectors with IT, Polling and Consumer Panels, in particular, reporting encouraging growth. In Vietnam, the recently launched consumer panel has strengthened the regional portfolio and the panel in the Philippines is now well established. The panel in China again performed strongly.

The TV audience measurement joint venture in China continued to deliver good growth. The group is the clear leader in the Chinese market and now measures viewing in 18 provinces and 87 cities, while making good progress in rolling out its PeopleMeter technology.

The region is expected to continue to deliver good levels of underlying growth in the second half, despite a strong 2002 comparative.

Sector performance

	6 months to 30 June		Change	
	2003	**2002**	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
Consumer	**98.1**	90.5	8.3	5.4
Media	**80.0**	78.1	2.5	0.7
Business Services	**39.2**	40.6	(3.3)	(7.4)
IT/Telecoms	**34.7**	31.6	9.8	8.8
Healthcare	**20.6**	23.3	(11.6)	(12.5)
Other activities	**32.1**	31.9	0.6	(4.3)
Total	**304.7**	296.0	2.9	0.2

Consumer

The Consumer sector performed well with underlying growth of 5.4 per cent, as demand for insight into consumer behaviour remains strong.

Consumer Panels have continued to achieve the steady growth expected from syndicated services. There have been a number of new business wins in the key markets of UK and France, in addition to normal high levels of contract renewals. The household panel in Spain has shown good growth and panel activities in Asia Pacific performed strongly. In July 2003, the group strengthened its position in Central America by the acquisition of Data Advance Research, renamed TNS Data. TNS Data operates a panel of more than 2,400 households across six countries in Central America, which will become part of the Latinpanel network. Consumer customised showed good growth in the US and Asia Pacific, as well as France, although the market for customised research in some other areas of Europe remains soft.

Consumer Panel activities have been branded TNS Worldpanel to reflect the breadth and quality of the group's capabilities. The business is expected to perform well for the full year, but any meaningful turnaround in the performance of consumer customised will depend on an improvement in economic conditions generally.

Media

Advertising and public relations markets in Europe and the US continued to be soft, although positive signs of recovery are beginning to appear in the US. These early indications of an upturn in the market are not expected to translate into a notably stronger performance for the group's Media Intelligence activities in the current year. In the longer term, US activities should benefit from the investments being made into improved delivery and collection systems and expanded Hispanic services.

Despite the weakness in the market, the group gained a number of new clients around the world and achieved good performances in Russia, China and Spain. The range of news monitoring activities

in France, the UK and Spain was expanded. With the release of a number of blockbuster films, cinema trailer tracking delivered good growth during the period and is expected to show a similar performance in the second half. Cinema monitoring services have been introduced in France and launches in Italy and Australia are planned for later in the year.

The first half saw a number of successes in TV Audience Measurement. The group extended the duration of its existing contracts in Israel, Denmark and Norway. The first PeopleMeter panel was successfully launched in Estonia and the joint venture in China continues to perform well. At the leading edge of data collection methods in this sector, TNS is now using Arbitron's mobile technology to provide both radio and TV audience information to the public broadcaster in Belgium. InfoSysTV, the advanced TV analysis system now used in 14 countries, continued its success as the system of choice for all but one of the broadcasters in the UK, with the BBC signing a four-year contract.

Business Services

With continued economic softness, the Business Services sector was under pressure in most regions, exacerbated in Germany by the timing of some large contract completions. France, however, reported underlying growth. This sector is unlikely to improve until economic conditions generally become more buoyant.

IT/Telecoms

A strong performance in the US helped to boost the group's IT activities. Effective key account management, an ability to meet the growing demand from clients for internet research, as well as for added value consulting, drove growth in revenue. Sales in the Asia Pacific region also increased, with pan-regional work commissioned by some of the larger players in the market.

The group's Telecoms business performed very well in a soft market, benefiting from its focus on key accounts, as well as its ability to conduct major tracking studies. With a high level of committed orders in Telecoms, the sector is expected to see continued growth for the remainder of the year.

Healthcare

The decrease in revenue in this sector was primarily attributable to a decline in the international healthcare business, which is managed through the UK. Much of that business relates to new product development, and the reduction reflects the slowdown in new drugs coming to the market.

The customised market in the UK has been relatively flat but syndicated healthcare services, such as Transact, have done well, with significant new business wins. The increase in healthcare monitors activity across the group has provided revenue generation opportunities. Asia Pacific saw good growth. The sector is expected to show some improvement in the second half.

Other activities

With difficult conditions in the automotive industry, the group's Automotive sector was down year on year. However multi-country tracking contract wins, including a contract with PSA Peugeot Citroen for a Europe-wide advertising tracking study, will help to boost the second half. Polling activities were down against a strong comparative in the previous year, which saw significant election activity in France, the Netherlands and Korea.

ENDS

The results of the group are shown on the following pages.

GROUP PROFIT AND LOSS ACCOUNT

	Unaudited 6 months to 30 June		Audited Full Year
	2003	2002	2002
	£m	£m	£m
Turnover – continuing activities	**304.7**	296.0	618.9
Less share of joint ventures	**(7.8)**	(7.8)	(15.7)
Turnover excluding joint ventures (note 2)	**296.9**	288.2	603.2
Cost of sales	**(98.8)**	(98.9)	(212.3)
Gross profit	**198.1**	189.3	390.9
Administrative expenses	**(179.4)**	(171.5)	(352.6)
Operating profit before joint ventures and associates			
Continuing activities (after goodwill charges of £5.9m, 2002 £5.9m, 2002 full year £19.6m)	**18.7**	17.8	38.3
Share of operating profit of joint ventures (after goodwill charges of £0.3m, 2002 £0.3m 2002 full year £0.6m)	**0.9**	0.5	1.3
Operating profit including joint ventures before goodwill charges	**25.8**	24.5	59.8
Goodwill charges	**(6.2)**	(6.2)	(20.2)
Operating profit including joint ventures	**19.6**	18.3	39.6
Share of operating profit of associates	**0.1**	0.1	0.2
Profit on ordinary activities before interest and taxation	**19.7**	18.4	39.8
Interest receivable and similar income	**0.7**	0.4	0.8
Interest payable	**(5.6)**	(5.5)	(11.3)
Other finance charges	**(1.0)**	(0.5)	(0.7)
Profit on ordinary activities before taxation	**13.8**	12.8	28.6
Taxation on profit on ordinary activities	**(6.2)**	(5.8)	(15.5)
Profit on ordinary activities after taxation	**7.6**	7.0	13.1
Minority interests	**(0.9)**	(0.3)	(0.7)
Profit for the period	**6.7**	6.7	12.4
Dividends	**(4.1)**	(3.5)	(10.0)
Retained profit for the period	**2.6**	3.2	2.4
Adjusted earnings per share* (note 3)	**3.4p**	3.4p	8.6p
Basic earnings per share (note 3)	**1.7p**	1.8p	3.3p
Diluted earnings per share (note 3)	**1.7p**	1.7p	3.2p
Dividend per share	**0.95p**	0.90p	2.60p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above, and their historical cost equivalents.

* *Before goodwill charges and charges related to the acquisition of NFO*

GROUP BALANCE SHEET

	Unaudited at 30 June 2003 £m	2002 £m	Audited at 31 Dec 2002 £m
Fixed assets			
Intangible assets	**174.2**	200.2	178.6
Tangible assets	**54.9**	57.1	56.1
Investments			
Share of gross assets of joint ventures	**24.6**	25.4	22.3
Share of gross liabilities of joint ventures	**(4.1)**	(7.0)	(3.7)
	20.5	18.4	18.6
Associates	**1.0**	0.8	0.9
Other investments	**7.6**	6.5	8.3
	29.1	25.7	27.8
	258.2	283.0	262.5
Current assets			
Stock	**38.5**	41.3	28.8
Debtors	**168.1**	153.0	159.3
Cash at bank and in hand	**68.2**	22.0	35.6
	274.8	216.3	223.7
Creditors: amounts falling due within one year	**(214.4)**	(203.0)	(219.2)
Net current assets	**60.4**	13.3	4.5
Total assets less current liabilities	**318.6**	296.3	267.0
Creditors: amounts falling due after more than one year	**(203.5)**	(226.2)	(202.5)
Provisions for liabilities and charges	**(23.3)**	(28.4)	(23.6)
Net assets	**91.8**	41.7	40.9
Capital and reserves			
Called up share capital	**21.5**	19.5	19.6
Share premium	**104.4**	104.9	105.3
Other reserves	**1.4**	1.1	1.2
Profit and loss account	**(40.7)**	(88.9)	(90.5)
	86.6	36.6	35.6
Equity shareholders' funds			
Minority interests	**5.2**	5.1	5.3
	91.8	41.7	40.9

GROUP CASH FLOW STATEMENT

	Unaudited at 30 June 2003 £m	2002 £m	Audited at 31 Dec 2002 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities (note 4)	**25.1**	16.8	67.0
Dividends received from joint ventures and associates	**0.8**	0.1	0.1
Returns on investments and servicing of finance			
Interest received	**0.7**	0.4	0.9
Interest paid	**(5.9)**	(4.8)	(10.7)
Capitalised arrangement fees	**(2.5)**	-	-
Dividends paid to minority interests	**(0.4)**	(0.2)	(0.4)
Net cash outflow from returns on investments and servicing of finance	**(8.1)**	(4.6)	(10.2)
Taxation			
Taxation paid	**(5.6)**	(4.8)	(15.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(8.4)**	(7.1)	(16.2)
Purchase of intangible fixed assets	**-**	(0.1)	-
Purchase of investments	**-**	-	(0.1)
Purchase of own shares	**-**	-	(2.2)
Sale of tangible fixed assets	**2.3**	0.5	1.0
Net cash outflow from capital expenditure and financial investment	**(6.1)**	(6.7)	(17.5)
Acquisitions and disposals			
Purchase of subsidiary undertakings (note 4)	**(3.0)**	(17.0)	(5.9)
Purchase of businesses	**-**	-	(13.6)
Net cash acquired with subsidiary undertakings and businesses	**-**	-	0.2
Purchase of joint ventures and associates	**-**	(0.1)	(0.2)
Sale of joint ventures	**-**	-	0.1
Net cash outflow from acquisitions and disposals	**(3.0)**	(17.1)	(19.4)
Equity dividends paid	**-**	-	(9.5)
Cash inflow/(outflow) before financing	**3.1**	(16.3)	(4.8)
Financing			
Issue of shares	**52.0**	-	-
Expenses arising on the issue of shares	**(1.1)**	-	-
Proceeds on exercise of share options	**1.0**	3.1	3.8
(Decrease)/increase in debt	**(22.8)**	10.9	12.5
Increase/(decrease) in cash in the period	**32.2**	(2.3)	11.5

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Unaudited 6 months to 30 June		Audited Full Year
	2003	2002	2002
	£m	£m	£m
Profit for the period	**6.7**	6.7	12.4
Amounts arising on the exercise of share options	**0.2**	0.2	0.3
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(2.8)**	(5.8)	(7.3)
Tax on gains/(losses) on foreign currency borrowings hedging foreign investments	**-**	(0.1)	0.7
Profit on redemption of shares following placement of share capital	**50.0**	-	-
Total recognised gains and losses relating to the period	**54.1**	1.0	6.1

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	Unaudited 6 months to 30 June		Audited Full Year
	2003	2002	2002
	£m	£m	£m
Profit for the period	**6.7**	6.7	12.4
Dividends	**(4.1)**	(3.5)	(10.0)
	2.6	3.2	2.4
Amounts deducted in respect of shares issued to a qualifying employee share ownership trust	**-**	(1.0)	(1.1)
Amounts arising on the exercise of share options	**0.2**	0.2	0.3
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)	**(2.8)**	(5.9)	(6.6)
Profit on redemption of shares following placement of share capital	**50.0**	-	-
New share capital issued (including share premium) net of expenses	**1.0**	2.2	2.7
Net addition/(reduction) to equity shareholders' funds	**51.0**	(1.3)	(2.3)
Opening equity shareholders' funds	**35.6**	37.9	37.9
Closing equity shareholders' funds	**86.6**	36.6	35.6

NOTES TO THE INTERIM STATEMENT

1. **Basis of accounting**

The financial statements have been prepared on the basis of the accounting policies set out in the group's 2002 annual report and include the accounts of Taylor Nelson Sofres plc and its subsidiary undertakings and the group's share of the results and net assets of joint ventures and associates, based upon the gross equity and equity methods of accounting respectively. The interim financial statements, which were approved by the directors on 8 September 2003, are unaudited and have not been reviewed in accordance with APB 1993/1. The interim report does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 31 December 2002 are an extract from the full financial statements for that period, which have been delivered to the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

2. **Geographical analysis of turnover**

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

		6 months to 30 June	
		2003	2002
Turnover	Continuing £m	**Total £m**	Total £m
Sales by origin			
Europe			
- group	206.8	**206.8**	198.6
- joint ventures	1.0	**1.0**	1.2
Americas			
- group	69.5	**69.5**	69.5
- joint ventures	0.9	**0.9**	1.0
Asia Pacific			
- group	20.6	**20.6**	20.1
- joint ventures	5.9	**5.9**	5.6
Total	304.7	**304.7**	296.0
- group	296.9	**296.9**	288.2
- joint ventures	7.8	**7.8**	7.8

Intra-group turnover between geographic segments is not considered material.

NOTES TO THE INTERIM STATEMENT

3. **Earnings per share**

Basic earnings per share have been calculated on the profit after taxation and minority interests of £6.7m (2002 £6.7m) and on 390,942,312 shares (2002 379,551,356), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding.

Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 395,682,445 (2002 388,323,424).

Adjusted earnings per share before goodwill charges and NFO acquisition-related costs have been calculated on the profit after taxation and minority interests of £13.4m (2002 £12.9m), which excludes goodwill charges of £6.2m (2002 £6.2m) and costs booked in relation to the NFO acquisition of £0.5m (2002 £nil), and on the basic weighted average number of shares. The costs relating to the NFO acquisition consist of finance charges of £0.7m less tax relief of £0.2m. The charge represents the write off of unamortised arrangement fees relating to facilities replaced as a result of the NFO acquisition. All other NFO related costs will fall in the second half. The directors believe that earnings per s hare before goodwill charges and NFO acquisition-related costs assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2003	2002
Weighted average number of shares (millions)		
Share capital	**400.5**	389.7
Shares held by ESOP	**(2.2)**	(2.6)
Shares held by EBT	**(7.4)**	(7.5)
Basic earnings per share denominator	**390.9**	379.6
Dilutive effect of share options	**4.8**	8.7
Dilutive earnings per share denominator	**395.7**	388.3

NOTES TO THE INTERIM STATEMENT

4. **Consolidated statement of cash flow**

Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited 6 months to 30 June		**Audited Full Year**
	2003 £m	2002 £m	2002 £m
Operating profit	**18.7**	17.8	38.3
Amortisation and impairment of intangible fixed assets	**6.1**	6.4	20.0
Depreciation of tangible fixed assets	**9.6**	9.5	19.3
Profit on sale of fixed assets	**(0.9)**	(0.2)	(0.3)
(Increase)/decrease in stock - work-in-progress	**(8.7)**	(6.4)	6.1
(Increase) in debtors	**(4.8)**	(5.9)	(12.5)
Increase/(decrease) in creditors	**5.6**	(5.3)	(4.4)
(Decrease)/increase in provisions	**(0.5)**	0.9	0.5
Net cash inflow from continuing operating activities	**25.1**	16.8	67.0

Reconciliation of net cash flow to movement in net debt

	Unaudited 6 months to 30 June		**Audited Full Year**
	2003 £m	2002 £m	2003 £m
Increase/(decrease) in cash in the period	**32.2**	(2.3)	11.5
Cash outflow/(inflow) from decrease/(increase) in debt	**22.8**	(10.9)	(12.5)
Change in net debt resulting from cashflows	**55.0**	(13.2)	(1.0)
Translation difference	**(3.8)**	0.6	5.7
Non-cash movement	**(0.8)**	(0.1)	(0.3)
Movement in net debt in the period	**50.4**	(12.7)	4.4
Net debt at 1 January	**(204.8)**	(209.2)	(209.2)
Net debt at 30 June	**(154.4)**	(221.9)	(204.8)

NOTES TO THE INTERIM STATEMENT

4. Consolidated statement of cash flow (continued)

Analysis of net debt

	At 1 Jan 2003 £m	Cash flow £m	Exchange movement £m	Non-cash movements £m	**At 30 June 2003 £m**
Cash at bank and in hand	35.6	32.2	0.4	-	**68.2**
Loans repayable within 1 year	(40.8)	22.8	(0.2)	(3.9)	**(22.1)**
Loans repayable after more than 1 year	(199.6)	-	(4.0)	3.1	**(200.5)**
	(204.8)	55.0	(3.8)	(0.8)	**(154.4)**

The net non-cash movement represents the amortisation and write-off of capitalised arrangement fees.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings

	2003 £m
Cash consideration	
Prior year acquisitions	**0.6**
2003 acquisitions	**2.0**
NFO acquisition – costs paid prior to completion	**0.4**
Net cash outflow in respect of the purchase of subsidiary undertakings	**3.0**

5. Acquisitions

On 1 January 2003, the group purchased the remaining 25% minority interests in its subsidiaries, Piar and Siar, which operate in Turkey and Central and Eastern Europe respectively. The group purchased the remaining minority interests in its Portuguese subsidiary, Euroteste, and its Spanish subsidiary, Demoscopia, in the period.

6. **Post balance sheet events**

The group announced the proposed acquisition of NFO WorldGroup, Inc. (NFO) for $425m (£261m) in May 2003. Formal completion of the acquisition took place on 10 July 2003. Of the $425m consideration, $400m (£245m) was paid in cash on completion and $25m (£16m) by issuing new shares to The Interpublic Group of Companies, Inc., the vendor. The acquisition has been financed by new credit facilities and by the placing of 39.1m new ordinary shares on 14 May 2003. The shares were issued for 133 pence and had raised £52.0m of cash at the balance sheet date. The premium on the placement shares was taken to a merger reserve in accordance with the provisions of section 131 of the Companies Act 1985 and subsequently transferred to the profit and loss reserve on the redemption of shares in the cashbox company. Expenses of £1.1m relating to the placement have been offset against the share premium reserve. A further $10m (£6m) consideration is payable in cash if TNS' average share price is greater than 146 pence for 20 consecutive trading days between 10 June 2004 and 9 August 2004.

SHAREHOLDER INFORMATION

Internet

Information about Taylor Nelson Sofres and the current share price is available on the group's internet site, at www.tns-global.com. Material likely to be of particular interest to shareholders is contained in the Investor Centre, where you will also find copies of RNS announcements.

Investor relations

For investor enquiries, please contact Janis Parks, Head of Investor Relations
Tel + 44 (0)20 8967 1584
Fax +44 (0)20 8967 1386
Email: janis.parks@tns-global.com

Head and registered office
Taylor Nelson Sofres plc
Westgate
London W5 1UA
Tel +44 (0)20 8967 0007
Fax +44 (0)20 8967 4060
Registered number 912624